Axium Pharmaceuticals, Inc.

265 Eastchester Drive, Suite 133

High Point, NC 27262

November 30, 2017

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Axium Pharmaceuticals Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 13, 2017 File No. 333-220076

Dear Sir or Madam:

Below, please find our responses to the SEC Comment Letter dated November 22, 2017.

Summary, page 1

Comment 1. We note that your revised disclosure in response to our prior comment 2 is overly detailed and appears to be copied verbatim from other outside studies and possibly your provisional patent application. Please delete such disclosure and revise your Summary so that it provides a brief overview of the key aspects of your company and the offering in clear, plain language. Please also restore your original disclosure regarding the expected duration of your product development and the expected costs. Please reserve your discussion of clinical studies for the Business section.

Response 1. The Registration Statement has been revised accordingly.

Comment 2. We note that you have deleted your original disclosure explaining the Section 505(b)(2) FDA process. Please include disclosure in your Business section regarding any FDA approval you need and the effect of material existing or probable governmental regulations on your business. Refer to Item 101(h)(4)(viii) and (ix) of Regulation S-K.

Response 2. The Registration Statement has been revised accordingly.

Intellectual Property, page 2

Comment 3. Your revised disclosure references Wyeth's Ativan injection, and states that the product is not acceptable for an intranasal spray administration. To the extent you continue to include similar discussion in your Business section, please explain how this product is relevant to your product candidate, as it is not clear that the product is approved by the FDA for use as a nasal spray and it appears to be an injection product.

Response 3. The Registration Statement has been revised accordingly.

Page Two

Overview, page 20

Comment 4. Your revised disclosure in response to our prior comments 4 and 5 include many references to various external sites as well as what appears to be cut and paste descriptions from such studies. Referring investors to sources outside your registration statement for material information is not sufficient to meet your disclosure obligation. Please substantially revise and simplify your disclosure to delete outside references and overly complex disclosure and ensure that all material information is included in your prospectus. Your disclosure should clearly explain the basis for your belief that your waterless self-nanoemulsifying formula provides quick absorption and can be used by the patient or non-trained individuals during seizures. If you continue to disclose the specifics of any studies, please explain the studies in terms a lay investor would understand including the endpoints of the trial, the significance of results (including by providing p-values or similar values and how they relate to the FDA's standards of efficacy), the dates and locations of the trials, the identity of the trial sponsors, participant information (including the criteria for participation in the studies), the duration of treatment, dosage information (both amount and frequency), and any serious adverse events.

Response 4. The Registration Statement has been revised accordingly.

Use of Proceeds, page 28

Comment 5. We acknowledge your revised disclosure in response to prior comment 8. We note that the intended use of the proceeds appear to exceed the maximum amount of net proceeds. Please revise accordingly. Also disclose how you would allocate such proceeds among these specified purposes if you were to receive only the minimum amount of proceeds. Please also consider adding disclosure that assumes you raise 50% of the maximum offering amount. Please revise your disclosure to clarify whether the allocated proceeds will be sufficient for you to commercialize your intranasal lorazepam. If material amounts of other funds would be necessary to complete your product development and obtain FDA approval, please state the amounts needed.

Response 5. The Registration Statement has been revised accordingly.

Description of Capital Stock, page 45

Comment 6. Please file the certificate of designations for your preferred stock as an exhibit to the registration statement.

Response 6. The Certificate of Designation has been added as an exhibit.

Sincerely,

/s/Anthony Harrelson

Anthony Harrelson, CEO